UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated April 15, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: April 15, 2015

Exhibit 99.1

WuXi PharmaTech Files 2014 Annual Report on Form 20-F

SHANGHAI, April 15, 2015 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX) today announced that it filed its annual report on Form 20-F for the year ended December 31, 2014, with the Securities and Exchange Commission. The annual report can be accessed on WuXi PharmaTech’s website at http://www.wuxiapptec.com under the Investor Relations section. WuXi PharmaTech will provide a hard copy of its annual report on Form 20-F containing complete audited financial statements free of charge to its shareholders and ADS holders upon request. Requests should be directed to Ronald Aldridge, Director of Investor Relations, by email at ron_aldridge@wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

+1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Director of Corporate Communications

+86-21-5046-4362

Email: aaron_shi@wuxiapptec.com

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